ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED

BOND NUMBER

Northern Lights Fund Trust

  05727107B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

April 25, 2008                    July 28, 2007 to July 28, 2008             /S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective April 25, 2008, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$1,950,000
Insuring Agreement C-	ON PREMISES	$1,950,000
Insuring Agreement D-	IN TRANSIT	$1,950,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,950,000
Insuring Agreement F-	SECURITIES	$1,950,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,950,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$1,950,000
Insuring Agreement J-	COMPUTER SECURITY	$1,950,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

JOINT INSURED AGREEMENT

Northern Lights Fund Trust

Northern Lights Variable Trust

Pursuant to Section 270.71(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, the Northern Lights Fund Trust ("NLFT") and Northern Lights Variable Trust ("NLVT") obtained an investment company blanket bond, covering larceny and embezzlement and certain other acts, pursuant to the direction of their respective Board of Trustees, of which the issuer is ICI Mutual Insurance Company, Bond No. 05727107B with coverage in the amount of $1,950,000; and

WHEREAS, NLFT and NLVT (each a "Fund") are desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS:

In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

NORTHERN LIGHTS FUND TRUST By: /s/Andrew Rogers Name: Andrew Rogers Title: President	NORTHERN LIGHTS VARIABLE TRUST By: /s/ Emile Molineaux Name: Emile Molineaux Title: Secretary

DATED as of the 7th day of August, 2008.

SECRETARY’S CERTIFICATE

I, James P. Ash, being duly appointed Secretary of the meeting of the Board of Trustees of the Northern Lights Fund Trust and Northern Lights Variable Trust (each a “Trust” and collectively the “Trusts”), duly certify and attest that, at a joint Board of Trustees meeting held on March 17, 2008, the following resolutions were adopted:

RESOLVED, that the appropriate officers of the Trusts be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and its Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with amending the Trusts’ joint Fidelity Bond and joint Trustees’ and Officers’ Errors and Omissions Liability Insurance Policies; and

FURTHER RESOLVED, that the proper officers of the Trusts be, and each of them is, authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof.

/s/ James P. Ash

James P. Ash

Secretary of the Meeting

Please be advised that the following resolutions will be presented to the Board of Trustees of the Trusts for ratification at its September 25, 2008 joint meeting:

RESOLVED, that, after considering all factors the Trustees have deemed relevant and required by applicable law, including, but not limited to, the value of the aggregate assets of the Trusts to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each Trust's respective portfolio, the action of the Trusts in joining the parties presented to this meeting in a joint Investment Company Blanket Bond issued by ICI Mutual Insurance Company (the "Blanket Bond"), covering larceny and embezzlement and certain other acts, the appropriate officers of the Trusts are hereby authorized to amend the a limit of liability of the Blanket Bond to $1,950,000, an increase that complies with the gross assets requirements of Rule 17g-1 of the Investment Company Act of 1940, as amended for an aggregate one-year premium allocated to each Trust as presented to this meeting, be, and hereby is, approved; and

FURTHER RESOLVED, that taking into consideration all the relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint Investment Company Blanket Bond, the amount of the premium for the joint Investment Company Blanket Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium it would have to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to each Trust for the period July 28, 2007 to July 28, 2008, payable for coverage as described in the preceding vote be, and hereby is approved, and the payment of such premium by an officer of the Trusts be, and hereby is, approved; and

FURTHER RESOLVED, that the Secretary of the Trusts be, and hereby is, authorized to file or cause to be filed the Fidelity Bond on behalf of the Trusts with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Trusts be and they hereby are authorized to enter into an agreement with the other parties to the joint Investment Company Blanket Bond, providing that in every recovery received under the bond as a result of a loss sustained by the Trusts and one or more of such other parties, each Trust shall receive an equitable and proportionate share of the recovery, at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act; and

FURTHER RESOLVED, that the form and amount of the Investment Company Blanket Bond, after consideration of all factors deemed relevant and required by law, be and they hereby are approved; and

FURTHER RESOLVED, that the appropriate officers of the Trusts be, and each of them hereby is, authorized to do any and all acts, in the name of the Funds of the Trusts and on their behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.